

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

Mr. James B. Miller
Chairman and Chief Executive Officer
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, Georgia 30305

> **Re:** **Fidelity Southern Corporation**
> **Amendment No. 1 and 2 to Registration Statement on Form S-1**
> **Filed May 21 and May 29, 2012**
> **File No. 333-180963**

Dear Mr. Miller:

We have examined the above listed amendments and have the following additional comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Prospectus Cover Page

1.   Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

 Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Mike Clampitt
Senior Attorney

By Email: Jackie G. Prester
        jprester@bakerdonelson.com